Exhibit 99.2

Filed by Breeze Holdings Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933,

as amended and deemed filed pursuant to

Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Breeze Holdings Acquisition Corp.

(Commission File No. 001-39718)

Date: March 30, 2022

BREEZE
HOLDINGS ACQUISITION CORP.

Message from J. Douglas Ramsey, Ph.D., Chairman, CEO and CFO of Breeze Holdings

Dear Shareholders:

We are making important progress in our transaction process with D-Orbit and are on track to close the transaction in the second or third quarter of this year. Enclosed please find definitive proxy materials for a Special Meeting of Breeze Holdings' shareholders, where shareholders are asked to vote on proposals to extend the date by which the Company must consummate a business combination to September 26, 2022. We urge you to vote **FOR** the proposals to ensure we have the flexibility to complete the transaction with D-Orbit.

Attached is a letter provided by Luca Rossettini, Founder and Chief Executive Officer of D-Orbit.

J. Douglas Ramsey, Ph.D.
Chairman, Chief Executive Officer
and Chief Financial Officer
Breeze Holdings Acquisition Corp.

Message from Luca Rossettini, Founder and CEO of D-Orbit

Dear Breeze and Future D-Orbit Shareholders,

This is an important and exciting time at D-Orbit. I am pleased to provide a short update on the progress we are making on our near-term initiatives and the actions we are taking to position D-Orbit to deliver on our mission of enabling expansion in space and fueling the new space economy.

Continuing to Execute on Our Strategic Priorities

Since announcing our transaction with Breeze Holdings, we have been delivering for our customers and positioning D-Orbit for continued success in 2022 and beyond. Over the past few months, we have been:

- **Driving forward with our 2022 missions.** We are one of the only companies in our industry that is on track to successfully launch two missions this year, including our "Dashing Through the Stars" mission (launched in January 2022) and "Spacelust" mission (which is scheduled for April 2022), both aboard SpaceX Falcon 9 rockets. In addition, we anticipate launching an additional four missions in the second half of the year and 13 missions in 2023.
- **Growing our blue-chip customer and partner base.** We have continued to work alongside our best-in-class launch partners while expanding customer relationships with companies including Lockheed Martin, AAC Clyde Space and Aistech Space. As a result, since December 2021, our backlog has increased approximately 20% to €22.75 million.
- **Innovating and building our unique technology and capabilities.** We're further improving our ION Satellite Carrier (ION) technology and implementing our space cloud infrastructure that is designed to provide distributed high-performance data analytics computing and storage capabilities in space. We are positioning the business to be a leader in in-orbit services and have our sights set on providing life extension, active debris removal and end-of-life disposal services, among others, sooner than later in the coming years. In addition, we're continuing to welcome new team members to support our growth plans and currently have 180 D-Orbit employees.
- **Developing infrastructure for a circular economy and the sustainable use of space.** As we continue to build out our technology, our service capabilities will facilitate the infrastructure for the cleaner, safer and more sustainable use of space today and in the future, with our In-Orbit Servicing (IOS) solutions, which will enable the removal of dangerous space debris and, later, recycling capabilities in orbit.

DASHING THROUGH THE STARS
LAUNCH DATE: JANUARY 13, 2022

SPACELUST
LAUNCH DATE: APRIL 2022
Source: SpaceX

In short, we are continuing to execute on our near-term deployment plans – increasing the number of ION launches to serve the growing demand for satellite transportation services. We are confident that we are developing the capabilities to capture opportunities in the mid-term with IOS solutions and in the long-term by enabling new transportation and logistics infrastructure within the inner solar system. We will also continue to evaluate new market opportunities as more and more companies make investments in space across new geographies. For example, in light of recent geopolitical events, we are seeing increased demand in the defense sector for space solutions.

Creating Value for Shareholders

We are on track to close our transaction in the second or third quarter of 2022. By partnering with Breeze Holdings and The Bolden Group, D-Orbit will have the financial resources and experienced partners necessary to continue accelerating investments in new solutions and providing new services to support the exponentially growing constellations of satellites in space.

At D-Orbit, we are building the sustainable infrastructure for the space economy of the future. We encourage you to join us on our journey and participate in D-Orbit's tremendous upside potential.

I am incredibly excited about the future of D-Orbit. Our resilience, skills, passion and motivation are just a few of the many aspects of the D-Orbit team that make me proud and honored everyday walking through the corridors of our production facilities or between desks in our office. We are delivering for our customers today and look forward to generating value for our shareholders once we complete our transaction with Breeze Holdings. We are D-Orbit. You are D-Orbit.

We look forward to providing you with updates as we continue to make progress on executing our growth plans now and into the future, as the new space economy continues to evolve. Thank you for your support.

Sincerely,

Luca Rossettini , Ph.D.
Founder and Chief Executive Officer, D-Orbit

About D-Orbit and Its Proposed Business Combination With Breeze Holdings

D-Orbit is a market leader in the space logistics and transportation services industry with a track record of space-proven technologies and successful missions.

Founded in 2011, before the dawn of the New Space market, D-Orbit is the first company addressing the logistics needs of the space market. ION Satellite Carrier, for example, is a space vehicle that can transport satellites in orbit and release them individually into distinct orbital slots, reducing the time from launch to operations by up to 85% and the launch costs of an entire satellite constellation by up to 40%. ION can also accommodate multiple third-party payloads like innovative technologies developed by startups, experiments from research entities, and instruments from traditional space companies requiring a test in orbit.

D-Orbit is a space infrastructure pioneer with offices in Italy, Portugal, the UK, and the US; its commitment to pursuing business models that are profitable, friendly for the environment, and socially beneficial, led to D-Orbit becoming the first certified B-Corp space company in the world.

As previously announced on January 27, 2022, D-Orbit entered into a business combination agreement among Breeze Holdings Acquisition Corp. ("Breeze Holdings") (NASDAQ: BREZ), a publicly traded special purpose acquisition company, D-Orbit and a newly formed joint stock company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg ("Holdco") pursuant to which Holdco will become the publicly traded parent company of Breeze Holdings and D-Orbit upon the closing of the transactions. The transaction is expected to close in the second or third quarter of 2022, subject to the satisfaction of customary closing conditions, including certain governmental approvals and the approval of the shareholders of Breeze Holdings and the contribution of the D-Orbit shares by the D-Orbit shareholders.

About Breeze Holdings Acquisition Corp.

Breeze Holdings is a blank check company organized for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities.

Additional Information About the Business Combination and Where to Find It

In connection with the proposed business combination transaction, Holdco intends to file with the Securities and Exchange Commission (the "SEC") a registration statement on Form F-4 that will include a proxy statement of Breeze Holdings and that also will constitute a prospectus of Holdco with respect to the ordinary shares of Holdco to be issued in the proposed transaction (the "proxy statement/prospectus"). The definitive proxy statement/prospectus (if and when available) will be delivered to Breeze Holdings' and D-Orbit's stockholders. Each of Holdco and Breeze Holdings may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF BREEZE HOLDINGS AND D-ORBIT ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the proxy statement/prospectus (if and when available) and other documents that are filed or will be filed with the SEC by Breeze Holdings or Holdco through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Breeze Holdings or Holdco will be available free of charge at Breeze Holdings Acquisition Corp., 955 W. John Carpenter Fwy., Suite 100-929, Irving, TX 75039, attention: J. Douglas Ramsey.

Proposal to Amend Breeze Holdings' Amended and Restated Certificate of Incorporation to Afford Breeze Holdings Additional Time to Complete the Business Combination.

Breeze Holdings today commenced the solicitation of proxies from the stockholders of Breeze Holdings in respect of a proposal to approve an amendment to Breeze Holdings' amended and restated certificate of incorporation to extend to September 26, 2022 the date by which Breeze Holdings must consummate a business combination or, if it fails to do so, cease its operations and redeem or repurchase 100% of the shares of the Company's common stock issued in the Company's initial public offering.

Participants in the Solicitations

Breeze Holdings and its directors and executive officers are participants in the solicitations of proxies from the stockholders of Breeze Holdings in respect of (i) a proposal to approve an amendment to Breeze Holdings' amended and restated certificate of incorporation to extend the date by which the Breeze Holdings must consummate a business combination or, if it fails to do so, cease its operations and redeem or repurchase 100% of the shares of the Company's common stock issued in the Company's initial public offering; and (ii) shareholder approval of the proposed business combination. Information about Breeze Holdings' directors and executive officers and their ownership of Breeze Holdings common stock is set forth in Breeze Holdings' Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 11, 2022. D-Orbit and Holdco may also be deemed to be participants in the solicitations of proxies from the stockholders of Breeze Holdings.

Other information regarding the participants in the proxy solicitation seeking amendment of Breeze's certificate of incorporation, and a description of their direct and indirect interests, by security holdings or otherwise, are contained in Breeze's proxy statement dated March 29, 2022, a copy of which accompanies this letter.

Other information regarding the participants in the business combination proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC in respect of the proposed business combination transaction when they become available. You may obtain free copies of these documents as described above.